

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 7, 2006

Barry Nuss
Chief Financial Officer
RathGibson, Inc.
2505 Foster Avenue
Janesville, Wisconsin 53547

Re: RathGibson, Inc.
Registration Statement on Form S-4
Filed June 9, 2006
File No. 333-134875

Dear Mr. Nuss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update all information in the prospectus to the latest practicable date.

2. To the extent any subsidiaries come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements and the signature pages accordingly.

Prospectus Front Cover

3. The text on your cover page is dense. Limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

Prospectus Summary, page 1

4. Disclosure on pages 1-3 of the prospectus summary is repetitive of information contained in the Business section. Please delete Industry Overview, Competitive Strengths, and Business Strategy from the prospectus summary, as they merely duplicate information elsewhere in the filing and appear unnecessary in an exchange offer to existing investors of the notes. Please review and revise the entire summary section to eliminate unnecessary repetitive disclosure. See Final Rules on Plain English Disclosure, Release No. 33-7497, January 28, 1998.

5. Please include the ratio of earnings to fixed charges for the last five years and most recent interim period in the Summary section.

Our Equity Sponsor, page 4

6. Please revise this section to eliminate the disclosure that does little more than market Castle Harlan and its business.

The Exchange Offer, page 5

7. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Summary Consolidated and Pro Forma Financial Information, page 10

8. You present net income of $269 for the pro forma fiscal year ended January 31, 2006. However, within your reconciliation of net income to EBITDA on page 11, net income for the pro forma fiscal year ended January 31, 2006 is $1,514. Please advise as to why these two amounts are different, or revise.

Risk Factors, page 13

To service our indebtedness . . . , page 14

9. Quantify your debt service obligations and the funds that are available to satisfy your debt payments.

Some holders that exchange their Original Notes . . . , page 22

10. Please identify any note holder participating in a distribution of the exchange notes.

The Acquisition, page 24

11. Please identify the sellers in the transaction.

Use of Proceeds, page 27

12. Please quantify separately the proceeds used for the purchase price consideration, and fees and expenses. Also clarify what you mean by "net proceeds" since you state that a portion of the $193 million net proceeds was used to pay fees and expenses related to the offering of the Original Notes.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 31

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 32

13. Please breakout the stockholder's equity section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Similarly revise the capitalization table on page 28. Please also show the number of shares issued and outstanding on a historical and pro forma basis.

14. Please disclose in note (1) each of the sources of funds, including the related amounts, rather than just referring to the acquisition section.

15. Regarding note (3), please enhance your disclosure to provide a detail of the transaction fees and expenses included. Please also clarify why these amounts are reflected as adjustments to other current assets.

16. It appears that note (4) relates to your pro forma statement of income and not your pro forma balance sheet. As such, please consider including this note as a note to your pro forma statement of income.

Barry Nuss
RathGibson, Inc.
July 7, 2006
Page 4

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 35

    17. Similar to the manner in which you presented the computation for adjustment (3), please show precisely how you computed adjustment (1).

    18. Please tell us about the nature of the customer relationship intangible assets that you expect to record in purchase accounting. Specifically, tell us how you determined the amounts that should be allocated to customer relationships as well as how you determined that the amortization periods of 7 and 20 years are appropriate given the guidance of paragraph 11 of SFAS 142.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

    19. We note your disclosure in the risk factors relating to general economic and business conditions. Please add an introductory section or overview to facilitate a reader's understanding of these risks and your results and financial condition. Material disclosures in this regard might include, among other things, stainless steel strip, steel, nickel and molybdenum price levels and percentage changes for each period presented, percentage change in sales resulting from volume changes, price changes and other factors, and macroeconomic indicators most closely linked to company performance (e.g., energy costs, strength of the U.S. dollar, and interest rates). See the guidance contained in *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* (*Commission's MD&A Guidance*) issued on December 19, 2003.

    20. We note your disclosure that you are initiating cost-reduction activities at your North Branch, New Jersey facility. If material, please include:

- A reasonably detailed discussion of events and decisions that gave rise to your cost reduction plans;
- A discussion of any charges resulting from these cost reduction plans; and
- A discussion of the reasonably likely material effects on future earnings and cash flows resulting from the cost reduction plans, including quantification of these effects and when they were or are expected to be realized.

Fiscal 2006 Compared to Fiscal 2005, page 38

    21. Please discuss in greater detail the business reasons for the changes between periods in net sales and selling, general and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.

For example, disclose how much of the increase in selling, general and administrative expenses was due to the bonus payments to employees, expenses related to the sale of your company, and the addition of new employees. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 41

22. Please describe the management fees payable to Castle Harlan.

23. Please describe in detail the material covenants in your senior secured credit facility, such as the leverage ratio, that may affect your ability to obtain additional financing.

Qualitative and Quantitative Information about Market Risk, page 44

24. Please quantify the interest rate on the secured credit facility as of the most recent practicable date.

25. Please provide quantitative and qualitative disclosures over your foreign currency exchange rate risk. See Item 305 of Regulation S-K. Refer to the appendices to Item 305 for suggested formats for presentation of the information.

The Exchange Offer, page 47

26. Tell us how you have accounted for the registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

Shelf Registration Statement, page 48

27. We note the disclosure in the last paragraph of this section. We remind you that you will be subject to the full reporting requirements of the securities laws upon effectiveness of the registration statement. As a result, you will be required to report material events on Form 8-K. Please note that the issuer may not contract out of its disclosure obligations under the federal securities laws. See Section 29(a) of the Securities Exchange Act of 1934.

Expiration Date; Extensions, Amendment, page 49

28. You reserve the right "to delay accepting of any Original Notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

<u>Withdrawal of Tenders, page 52</u>

29. We note the disclosure indicating that you will return any Original Notes not accepted for exchange "as soon as practicable" after withdrawal or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise

<u>Business, page 56</u>

30. Please describe in greater detail the initiatives you have taken to increase production efficiencies and reduce costs.

31. Please describe the practices of the company and the industry relating to working capital items (e.g., inventories and warranties). *See* Item 101(c)(1)(vi) of Regulation S-K.

<u>Sales Order Backlog, page 66</u>

32. Please disclose what portion of the backlog order you do not reasonably expect to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. *See* Item 101(c)(1)(viii) of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 74</u>

33. Please quantify the amounts paid and to be paid under the Management Agreement.

34. Please file the reimbursement and cooperation agreement as an exhibit.

<u>Legal Matters, page 124</u>

35. Please disclose that Schulte Roth & Zabel LLP have opined that the notes are binding obligations of the registrant.

<u>Financial Statements</u>

<u>General</u>

36. Please include interim financial statements for the period ended April 30, 2006. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page F-8

General

37. Given that 6.8% of your total sales in fiscal 2006 were to foreign customers, please confirm that the U.S. dollar is the functional currency for all of your operations. Please disclose your policy for accounting for transactions for which the U.S. dollar is not the functional currency. Please also disclose the aggregate transaction gain or loss included in determining net income for each period presented in accordance with paragraph 30 of SFAS 52.

38. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Goodwill and Other Intangible Assets, page F-8

39. The range of useful lives for your intangible assets of three to forty years is very broad. Please breakout your intangible assets into smaller components. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range. In addition, please specifically tell us which assets are being amortized over a thirty to forty year period; tell us how you determined this is the appropriate amortization period in accordance with paragraph 11 of SFAS 142.

Note 3 – Inventories, page F-10

40. Please separately disclose the amounts of your work in process and finished goods. See Rule 5-02(6)(a) of Regulation S-X.

Note 8 – Commitments and Contingencies, page F-12

Leases, page F-12

41. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

42. Please include the disclosures required by paragraphs 16.c. and d. of SFAS 13 regarding your operating leases.

Note 9 – Stockholders' Equity, page F-13

43. Please tell us more about your accounting of the executive stock agreement for the President of Rath and the Phantom Rights Plan adopted in July 2005. Tell us how you determined that no compensation expense needed to be recorded for either of these arrangements, with reference to the applicable accounting literature.

Part II

Item 22. Undertakings, page II-3

44. Please move the last paragraph under "Indemnification under the By-Laws of RathGibson, Inc." to this section. See Item 512(h) of Regulation S-K.

Signatures

45. If true, please identify Barry Nuss as your principal financial and principal accounting officer.

46. The registration statement must be signed by a majority of the board of directors. Please revise.

Exhibit 5.1 – Legal Opinion

47. You cannot make the assumptions in paragraph six as they relate to the issuer, but you can rely on other opinions. Please revise.

Exhibit 23.1

48. Please make arrangements with PricewatershouseCoopers LLP to have them assure that the report date referred to in their consent is the same as their actual report date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Nudrat Salik (202) 551-3692 at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael R. Littenberg, Esq.
        Schulte Roth & Zabel LLP
        919 Third Avenue
        New York, NY 10022